April 9, 2020

Tetsuo Mukunoki
Legal Counsel
NEC Corporation
7-1, Shiba 5-chome
Minato-ku, Tokyo 108-8001
Japan

       Re: NEC Corporation
           Registration Statement on Form 20-F
           Filed March 17, 2020
           File No. 000-12713

Dear Mr. Mukunoki:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 20-F

Forward-Looking Statements, page 1

1. Please note that the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is not available for statements contained in an initial Exchange Act registration statement. Please remove your reference to the safe harbor.
Item 3. Key information
Selected Financial Data, page 4

2. Please revise the weighted average number of common shares outstanding in fiscal 2016 to reflect the effects of the ten-for-one share consolidation on October 1, 2017. Refer to paragraphs 26 - 28 of IAS 33.
 Tetsuo Mukunoki
FirstName LastNameTetsuo Mukunoki
NEC Corporation
Comapany NameNEC Corporation
April 9, 2020
April 2 2020 Page 2
Page 9,
FirstName LastName
Item 3. Risk Factors
We conduct a substantial amount of business with a concentrated customer base, page 12

3. Disclose the reasons why you temporarily became ineligible to participate in the bidding process for projects with a significant number of Japanese government agencies and local governments in 2016 and 2017.
Item 4. Information on the Company
Medium-Term Management Plan, page 28

4. Please describe any reasonably known trends or uncertainties that you have experienced, or may experience, in implementing your Medium-Term Management Plan due to COVID-19, specifically any material resource constraints in implementing this plan.
Item 5. Operating and Financial Review and Prospects
Introduction, page 37

5. We note that you revised your segment structure during fiscal 2019 and then again in fiscal 2020. Please include a comprehensive discussion of the reasons for each of these changes. In this regard, explain further the changes to your internal organization during fiscal 2019, why such changes were made and how they impacted the composition of your operating segments. In addition, clarify what lead to additional changes in your internal organization in fiscal 2020 and how those changes further impacted your operating segments.

Key Components of Results of Operations, page 39

6. For each of the material business segments that you describe, please disclose that segment s reliance on a single or few customers. In this regard, you state on page 12 that a substantial portion of your revenues are generated by government entities and NTT group. Additionally, to the extent that your business is substantially dependent on a contractual arrangement with a significant customer, please identify that customer and file the contract as an exhibit to your amended registration statement.
7. Please describe how COVID-19 is reasonably expected to affect your financial condition, key performance metrics and results of operations. In this regard, while we note that during the nine months ended December 31, 2019, revenue increased 6.9%, if it is reasonably likely that your revenues will decline or otherwise be materially adversely affected by the COVID-19 pandemic for the year ended March 31, 2020, you must describe these material adverse effects. Please refer to CF Disclosure
Guidance: Topic
         No. 9 (March 25, 2020) for additional guidance.
 Tetsuo Mukunoki
FirstName LastNameTetsuo Mukunoki
NEC Corporation
Comapany NameNEC Corporation
April 9, 2020
Page 9,
April 3 2020 Page 3
FirstName LastName
Item 5. Operating and Financial Review and Prospects
Recent Developments, page 44

8. Please describe if, and how, remote work arrangements have adversely affected your ability to maintain operations, including financial reporting systems, internal control over financial reporting and disclosure controls and procedures. In this regard we note your initiative to promote telework and staggered work hours

(https://www.nippon.com/en/news/yjj2020021800235/nec-promoting-teleworking-to-
         avoid-virus-infections.html). Please describe any challenges you anticipate to maintain controls if these arrangements continue for an extended period of time.
Segment Analysis, page 51

9. You state that while Public Infrastructure revenues benefited from higher sales from large-
         scale projects in the aerospace and defense sector, this was substantially offset by the decrease in sales of mobile and industrial equipment by JAE. As another example, you indicate that while Enterprise segment profit increased from the system implementation service business, such profit was negatively impacted by larger expenses for research and development and business structure improvement costs. Where two or more factors contribute to a material change in reported amounts, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Please revise your disclosures throughout your operating results discussion accordingly. Refer to
         Item 5.A.1 of Form 20-F and Section III.D of SEC Release No. 33-6835.
Note 3. Significant Accounting Policies
Revenue, page F-20

10. You state that you consider variable consideration in determining the transaction price for your arrangements. Please revise to clarify the variable consideration included in your contracts (e.g. rebates, volume discounts, returns, etc.) and disclose the methods, inputs, and assumptions used to estimate variable consideration for each revenue contract category. Also, clarify for us what is included in contract liabilities (e.g. deferred revenue, refund liabilities, etc.). Refer to paragraph 53 and 126 of IFRS 15.
Note 9. Intangible Assets Including Goodwill, page F-37

11. You state that except for the CGUs for which an impairment loss was recognized during fiscal 2019, you believe it is less likely that a significant impairment will occur even if your assumptions change to a reasonable extent. For the CGU that was impaired during the year, please tell us the amount of remaining goodwill allocated to that CGU and to the extent material, please revise to disclose the amount by which the unit's recoverable amount exceeds its carrying amount. Refer to paragraph 134(f) of IAS
36.
 Tetsuo Mukunoki
NEC Corporation
April 9, 2020
Page 4
Note 23. Provisions, page F-59

12. Please provide us with a comprehensive discussion of the matters included in your "other"
      class of provisions and revise your disclosures to include a description of individually significant matters and the expected timing of any resulting outflows of economic benefits. In this regard, we note your discussion of certain legal proceedings on page 80.
      Refer to paragraph 85(a) of IAS 37. Lastly, consider revising the description of this class to more clearly describe what it represents, such as litigation or legal proceedings.
Note 29. Personnel Expenses, page F-63

13. Please revise to include all material expense amounts by nature that are included in cost of sales and selling, general and administrative expenses. In your response, provide us with a breakdown of the expenses included in these line items by nature. Refer to IAS 1 paragraph 104.
General

14. Tell us the reasons why the company has chosen to voluntarily register its common stock under the Securities Exchange Act of 1934.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Larry Spirgel, Associate Director, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameTetsuo Mukunoki
                                                            Division of
Corporation Finance
Comapany NameNEC Corporation
                                                            Office of
Technology
April 9, 2020 Page 4
cc:       Takahiro Saito
FirstName LastName